Exhibit 99.1

November 3, 2026

To Our Shareholders:

This information letter relates to our special dividend that we have declared on our common shares, par value $0.001 per share (“common shares”). The dividend will be $3.50 per share, payable to our shareholders of record at the close of business on November 2, 2026 (the “Record Date”). The dividend is expected to be paid on or about November 25, 2026.

Given that the payment of the special dividend represents more than 25% of the trading price of the Company’s common shares as of the date of the dividend declaration, Nasdaq has advised the Company that its common shares will trade with “due bills”. As a result, shareholders of record on the Record Date will receive the special dividend only if they remain shareholders through the end of the due bill period. More information on this process is included below.

Each shareholder has the option to receive the dividend (1) entirely in cash or (2) entirely in common shares. For shareholders that wish to receive the dividend in cash, no further action is required. Alternatively, shareholders can elect to receive the dividend all in common shares. We will pay cash in lieu of issuing any fractional shares. As an alternative to paying the dividend in the form of cash or common shares pursuant to your election, we reserve the right to determine, at any time up to midnight on November 24, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice to shareholders.

Our common shares are listed on the Nasdaq Capital Market under the symbol “AIOK.” The number of shares that shareholders will receive for the non-cash component will be based on the value of our common shares determined by reference to the 5-day volume weighted average of the trading prices of our common shares on the Nasdaq Capital Market through October 22, 2026, which we have determined is equal to $4.5159 per share. The market value of shares received on the dividend payment date may be greater or less than this amount.

If you are a registered holder of our common shares and you want to make an election for payment of the dividend in common shares, complete and sign the enclosed election form and deliver it to Broadridge Corporate Issuer Solutions, LLC, the election agent for the dividend, prior to 5:00 P.M., Eastern time, on November 19, 2026 (the “Election Deadline”). If the election agent does not receive a valid election form from you by Election Deadline, the dividend on your shares will be paid in cash.

If you are not a registered holder of our common shares but instead hold shares through a bank, broker or other nominee and you want to make an election for payment of the dividend in common shares, please contact that bank, broker or nominee and inform them if they should make an election for common shares on your behalf.

Before determining whether to elect payment in common shares or, alternatively, to take no action and receive the dividend in cash, you are urged to carefully read the risk factors and other information about our company, its business and finances in our registration statement on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2026 (the “Registration Statement”), as updated by our Reports on Form 6-K. See “Where You Can Find More Information” below.

This letter contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially, including statements related to the amount, timing and form of expected payment of dividends on our common shares. Those risks include the risks and uncertainties contained in our filings with the SEC. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise stated or the context otherwise requires, references in this information letter to “we,” “our,” and “us” refer to AI OKTO Corp. and its subsidiaries.

THE ELECTION

If you would like to receive the dividend entirely in the form of common shares, valued as described above, you must complete the accompanying election form. If you would like to receive the dividend in the form of cash, no further action is required.

If a properly completed election form for common shares is not received with respect to any common shares before the Election Deadline by the election agent, the dividend on those shares will be paid in cash.

As an alternative to paying the dividend in the form of cash or common shares pursuant to your election, we reserve the right to determine, in our sole discretion, at any time up to midnight on November 24, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice to shareholders.

Because we have determined the per share value of our common shares by reference to the 5-day volume weighted average of the trading price of our common shares on the Nasdaq Capital Market through October 22, 2026, which we have determined to be equal to $4.5159 per share (the “Calculation Value”), for purposes of determining the number of whole shares to be issued to shareholders who elect to receive payment of their dividend in the form of common shares (while any fractional share entitlement will be paid in cash), the market value of shares received on or about November 25, 2026, which is the dividend payment date, may be greater or less than their Calculation Value.

Registered Shareholders

If you would like to make an election for common shares, please complete and sign the accompanying share election form and return it to the election agent in the enclosed envelope as soon as possible. For your election to be effective, the share election form must be properly completed and received by the election agent prior to 5:00 P.M., Eastern time on November 19, 2026. Delivery of the share election form will be deemed made only when actually received by the election agent. In all cases, you should allow sufficient time to ensure delivery before the Election Deadline. The submission of a share election form with respect to the dividend will constitute your representation and warranty that you have full power and authority to make your election.

Elections with respect to the dividend on each specific share of our common shares may be made only by the registered holder of that share at the close of business on November 2, 2026, the Record Date for the dividend, subject to the Due Bills provisions below.

If you would like to receive the dividend in the form of cash, no further action is required.

Beneficial Shareholders

If your shares are held in the name of a bank, broker or other nominee, you should promptly inform the bank, broker or nominee whether they should make an election for common shares on your behalf, subject to the Due Bills provisions below.

If you would like to receive the dividend in the form of cash, no further action is required.

Nasdaq Due Bills

As the special dividend of $3.50 per common share exceeds 25% of the trading price of the common shares as of the date of the dividend declaration, Nasdaq has advised the Company that its common shares will trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the Record Date of November 2, 2026 through the closing of trading on Nasdaq on November 25, 2026, which is the Dividend Payment Date and the last day of trading before the November 27, 2026 expected ex-dividend date (this period of time, the “due bill period”).

This means that purchasers of common shares during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the special dividend in cash, regardless of whether a valid election form was received by the Company’s transfer agent from the prior holder of those shares. Conversely, sellers who sell common shares during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the special dividend. Holders of common shares that are purchased during the due bill period will not be entitled to elect to receive the special dividend in common shares. Accordingly, shareholders of record on November 2, 2026, will receive the special dividend only if they remain shareholders through the end of the due bill period.

Due bills obligate a seller of securities to deliver the dividend payable on such securities to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of the Company’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due bill procedures.

General

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any dividend election form will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties. We reserve the absolute right to reject, in our sole discretion, any and all election forms determined by us not to be in proper form, not timely received, ineligible or otherwise invalid, or if acceptance may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the election form submitted by any particular shareholder, whether or not we choose to waive any similar defects or irregularities in the case of other shareholders. No election will be deemed to have been validly made until all defects and irregularities have been cured to our satisfaction or waived. Neither we nor the election agent nor any other person will be under any duty to give notification of any defects or irregularities in election forms or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the dividend and the terms and conditions of shareholder elections will be final and binding.

All common shares issued to shareholders who elect to receive payment of the dividend in the form of common shares, will be issued only in book-entry form. This means that we will not issue any certificates representing our common shares issued in payment of the dividend. On or about November 25, 2026, Broadridge Corporate Issuer Solutions, LLC, our transfer agent, will issue and mail to each of our shareholders that receives our common shares in the dividend, a statement listing the number of shares credited to that shareholder’s book-entry account and a payment check or direct deposit for any cash in lieu of fractional shares to which such shareholder may be entitled in the dividend. For shareholders that receive cash in the dividend, our transfer agent will mail a payment check or direct deposit the amount of the cash dividend the shareholder is entitled to receive.

For shareholders who hold our common shares through a bank, broker or other nominee, our common shares and cash to which such shareholder is entitled in the dividend, will be delivered by our transfer agent to the Depository Trust Company (“DTC”), which will then allocate our common shares and cash, as applicable, to that shareholder’s bank, broker or nominee. The bank, broker or nominee will then allocate the shares and cash to such shareholder’s individual account. All cash payments to which a shareholder is entitled in the dividend will be rounded to the nearest penny. Neither we, nor the election agent nor the transfer agent will have any responsibility or liability for the distribution, interpretation or administration of any instruction forms distributed by banks, brokers or other nominees, or for any allocations made by these banks, brokers or other nominees to the accounts of shareholders who hold our common shares through these intermediaries.

Completed Share Election Forms must be delivered to our election agent, Broadridge Corporate Issuer Solutions, LLC, prior to 5:00 P.M., Eastern time, on November 19, 2026, in the enclosed, self-addressed envelope. Please see below for the addresses to use to send the election form by overnight courier/hand delivery, or USPS:

By Overnight Courier or Hand Delivery:
Broadridge, Inc.
51 Mercedes Way
Edgewood, NY 11717
Attn: BCIS IWS
By USPS Service:
Broadridge, Inc.
P.O. Box 1317
Brentwood, NY 11717-0718
Attn: BCIS Re-Organization Dept.

If you are a registered shareholder and need additional information about completing the election form or other matters relating to the dividend, please contact the election agent at (888) 789-8409.

If your shares are held through a bank, broker or other nominee, please contact that bank, broker or nominee if you have any questions or need additional information about the dividend or to inform them if they should make an election for common shares on your behalf.

CERTAIN UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

Please review the summary of certain U.S. federal income tax considerations set forth in the Registration Statement under the heading “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders”. Such summary is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular holders of our common shares in light of their personal investment or tax circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance with its requirements we file annual and current reports, and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Copies of these documents may also be available on our website at www.aiokto.com.

Any inquiries you may have with respect to the dividend, or requests for additional copies of the enclosed materials, should be directed to the information agent, at its address or telephone number set forth above.

Very truly yours,

AI OKTO Corp.